Morgan, Lewis & Bockius LLP
2020 K Street, NW
Washington, District of Columbia 20006-1806
Tel. 202.373.6000
Fax: 202.373.6001
www.morganlewis.com

K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@morganlewis.com

May 20, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on May 8, 2014 regarding the Trust’s Post-Effective Amendment No. 346 (“PEA No. 346”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2014 for the purpose of registering shares of the WisdomTree Japan Dividend Growth Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: Confirmed. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet its 80% requirement.

2.	Comment: Please revise the first sentence of the second paragraph under the “Principal Investment Strategies of the Fund” section to indicate the Index “consists of” rather than “is designed to provide exposure to” dividend paying common stocks.

Response: We have made the requested change.

Almaty    Astana    Beijing    Boston    Brussels     Chicago    Dallas    Dubai    Frankfurt    Harrisburg    Hartford    Houston    London

    Los Angeles    Miami    Moscow     New York    Orange County    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco

    Santa Monica     Silicon Valley    Tokyo    Washington    Wilmington

Mr. Ed Bartz May 20, 2015 Page 2

3.	Comment: Please revise the disclosure in the second paragraph of the “Principal Investment Strategies of the Fund” section to indicate one of the following: (i) the stocks are “traded principally” rather than “listed” on the Tokyo Stock Exchange, or (ii) the companies are “organized under the laws of Japan” rather than “incorporated in Japan.”

Response: We respectfully decline to make the requested revision. In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that each of the criteria listed in the Fund’s “Principal Investment Strategies of the Fund” section (i.e., incorporation in Japan and listing on the Tokyo Stock Exchange) is a general indicator that an issuer is tied economically to Japan.

4.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $1 billion. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: We respectfully decline to add the requested disclosure. Although the Index requires a market capitalization of at least $1 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

5.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: Consumer Discretionary, Industrials and Telecommunication Services.

Mr. Ed Bartz May 20, 2015 Page 3

SAI

6.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

Beau Yanoshik, Esq.